UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File Number ________________

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file  annual reports under cover of Form

20-F or Form 40-F.

Form 20-F  Form 40-F

 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information  contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

1934.  Yes

No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

(Signature) *

Andrew Bursill

Date 4 February 2013

* Print the name and title under the signature of the signing officer.

5 February 2013

ASX RELEASE

Allocation of  Novogen Shares to  Triaxial  Pharmaceutical

Pty Ltd Shareholders

On  7  December  2012,  Novogen  Ltd  (‘Novogen’)  announced  that  it  had  acquired all shares in the Australian biotechnology company,  Triaxial Pharmaceuticals Pty

Ltd (ACN 139 717 543) (‘Triaxial’).

The   purpose   of   the   acquisition   was   to   provide   the   Company   with   a   new

technology  platform  that  Triaxial  believes  offers  the  opportunity  for  the  first time  to  customize  the  design  of  anti-cancer  drugs  and  to  be  able  to  manufacture those drugs in a cost-effective and practical way.

The acquisition was funded through a loan to the value of $1,885,000 in the form of  a  Convertible  Note  from  Triaxial  Shareholders  to  Novogen  to  be  repaid  in  4 tranches as follows:

Tranche 1 on completion of the acquisition;

Tranche 2 on completion of a Phase I trial;

Tranche 3 on receipt of an IND from the FDA;

Tranche 4 on completion of a Phase II trial.

Triaxial  shareholders  are  entitled  to  convert  tranche  payments  into  ordinary shares  in  Novogen  Limited,  which  it  now  proposes  to  do  with  the  first  tranche  in the  form  of  15,400,000  ordinary  Novogen  shares.  Under  Listing  Rule  7.1  which

allows   a   maximum   issuance   of   15%   of   issued   capital   within   any   12-month

period,   13,600,000   shares   are   to   be   issued   immediately   and   the   remaining

1,800,000 shares in April 2013, upon shareholder approval.

The  company  intends  to  call  an  Extraordinary  General  Meeting  of  shareholders within  the  next  3  months  to  ratify,  among  other  things,  the  terms  of  the  Triaxial acquisition.  Further  details  on  this  meeting  will  be  forwarded  to  shareholders shortly.

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade on  both  the  Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).     The  Company  is  based  in   Sydney,   Australia  and  is  focused  on  the

development  of  a  family  of  novel  anti-cancer  drugs  based  on  super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6  belongs  to  a  new  class  of  drug  candidates  known  (structurally)  as  super-

benzopyrans  displaying  potent  anti-cancer  activity  and  demonstrating  increased

bio-availability   to   cancer   cells   (‘stealth’   technology).   CS-6   shows   broad   anti-

proliferative  and  cytotoxic  activity  against  human  cancer  cells,  with  particular

activity    against    human    glioblastoma    cells.    CS-6    also    has    been    designed

deliberately   to   meet   the   major   known   criteria   for   crossing   the   blood-brain

barrier,  and  for  that  reason  is  being  developed  as  a  first-line  for  the  treatment  of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9878 0088

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com